January 21, 2020

Benjamin Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Real Estate Investment Trust, LLC
11 Dupont Circle NW, 9th FL
Washington, D.C. 20036

       Re: Fundrise Real Estate Investment Trust, LLC
           Offering Statement on Form 1-A
           Filed January 10, 2020
           File No. 024-11140

Dear Mr. Miller:

       We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A filed January 10, 2020

Exhibit 11.2, page 1

1. We note that the consent from your independent registered public accounting firm is not dated. Please file a currently dated consent from your independent registered public accounting firm.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Benjamin Miller
Fundrise Real Estate Investment Trust, LLC
January 21, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



FirstName LastNameBenjamin Miller                     Sincerely,
Comapany NameFundrise Real Estate Investment Trust, LLC
                                                      Division of Corporation
Finance
January 21, 2020 Page 2                               Office of Real Estate &
Construction
FirstName LastName